ZION OIL & GAS, INC.
6510 Abrams Rd., Suite 300
Dallas, Texas  75231

March 26, 2010

VIA EDGAR

Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D. C.  20549-4628

Re:	Zion Oil & Gas, Inc.
Registration Statement on Form S-3
Filed on January 28, 2010
File Number 333-164563

Dear Ms. Parker:

This letter is in response to the comment letter from the Securities and Exchange Commission (“SEC”) dated February 19, 2010 (the “Comments”), relating to the above referenced registration statement on Form S-3 (the “Registration Statement”) filed by Zion Oil & Gas, Inc. (“Zion”).

Zion is setting forth below the responses to the Comments received from your office. The revised opinion has been included as an exhibit to Amendment No. 1 to the Registration Statement (“Amended Registration Statement”) filed concurrently herewith. The Amended Registration Statement also includes updated disclosures.

Response to Comments

Registration Statement on Form S-3

Exhibit 5.1

1.           We note that the legality opinion covers the Common Stock, the Warrants and the Debt Securities, and that with regard to the Warrants, the opinion states that “the Warrants will be validly issued.” Also, the opinion does not appear to be signed. Please obtain and file a revised, signed legality opinion that expressly covers the Units as well as the other Securities. Furthermore, with regards to the Warrants, the revised opinion should expressly address whether the Warrants will be binding obligations of the Company.

Response

1.           The opinion has been revised in accordance with the above instructions and an exhibit of the revised opinion has been included in the Amended Registration Statement.

Please do not hesitate to contact our attorney, David Aboudi, in connection with any of the above.

Sincerely,

/s/ Richard Rinberg